As filed with the Securities and Exchange Commission on February 7, 2014	Registration Statement No. 333-______

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM F-7

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

____________________

Burcon NutraScience Corporation
(Exact name of Registrant as specified in its charter)

Yukon Territory	8731	98-0686585
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number	Number
	(if applicable))	(if applicable))

1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2
(604) 733-0896
(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

____________________

Copies to:

Kimberley R. Anderson	John E. Stark
Dorsey & Whitney LLP	Stikeman Elliott LLP
Columbia Center	Suite 1700, Park Place
701 Fifth Avenue, Suite 6100	666 Burrard Street
Seattle, Washington 98104-7043	Vancouver, British Columbia, Canada
(206) 903-8800	V6C 2X8
(604) 631-1300

____________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of each class of securities	Amount to be	maximum offering	maximum aggregate	Amount of
to be registered	registered	price per common share (2)	offering price (1) (2)	registration fee (1) (2)
Common Shares	1,860,276	U.S.$2.54	U.S.$4,725,101	U.S.$608.59

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F.
(2)	Based on the exchange rate of Cdn.$1.00 to U.S.$0.9008, the noon buying rate as reported by the Bank of Canada on February 5, 2014.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I—INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 5:00 P.M. (TORONTO TIME) ON APRIL 2, 2014. IF YOU ARE UNCERTAIN AS TO HOW TO DEAL WITH IT YOU SHOULD CONTACT YOUR INVESTMENT DEALER, STOCK BROKER, BANK MANAGER OR OTHER PROFESSIONAL ADVISOR.

No securities commission or similar authority has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. This offering of securities is made in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia, in the United States and in such other jurisdictions outside Canada and the United States where it is not unlawful to do so. This rights offering is not, and under no circumstances is to be construed as, an offering of any securities for sale in any other jurisdiction or to any resident of any other jurisdiction or a solicitation in any other jurisdiction of any offer to buy any securities of Burcon NutraScience Corporation.

Information has been incorporated by reference in this rights offering circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Burcon NutraScience Corporation, at 1946 West Broadway, Vancouver, British Columbia, Canada V6J 1Z2, Telephone: 604.733.0896, and are also available electronically at www.sedar.com.

Rights Offering Circular	February 7, 2014

BURCON NUTRASCIENCE CORPORATION

OFFERING OF RIGHTS TO SUBSCRIBE FOR 1,860,276 COMMON SHARES

Burcon NutraScience Corporation ("Burcon" or the "Company") is issuing to the holders of the outstanding common shares of the Company (the "Common Shares") of record as at the close of business (Toronto time) on February 19, 2014 (the "Record Date") an aggregate of 31,624,693 transferable rights (the "Rights") to subscribe for 1,860,276 Common Shares in the capital of the Company on the terms set forth herein (the "Rights Offering").

Each registered holder of Common Shares as of the Record Date will receive one Right for each Common Share held as of the Record Date. Every 17 Rights entitle the holder thereof to purchase one Common Share (the "Basic Subscription Privilege") at a price of $2.82 per Common Share (the "Subscription Price"). No fractional Common Shares will be issued. The Rights expire at 5:00 p.m. (Toronto time) on April 2, 2014 (the "Expiry Time"), after which time unexercised Rights will be void and without value. Except as set out herein, Rights will be evidenced by transferable rights certificates (each, a "Rights Certificate"). See "Details of the Rights Offering".

The Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "BU", The NASDAQ Global Market ("NASDAQ") under the symbol "BUR" and the Frankfurt Stock Exchange ("FWB") under the symbol "BNE". The TSX has conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The Rights will be listed on the TSX under the symbol "BU.RT" and will be fully transferable into and within Canada through the facilities of the TSX. Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on April 2, 2014. See "How to Exercise the

Rights – To Sell or Transfer Rights – Form 3". The Common Shares issuable upon the exercise of the Rights will also be listed on NASDAQ.

Holders of Rights that exercise their Rights in full under the Basic Subscription Privilege are entitled to subscribe pro rata for additional Common Shares, if available, pursuant to the Additional Subscription Privilege (as defined below) described in this Rights Offering Circular (this "Circular"). See "Details of the Rights Offering – Additional Subscription Privilege". The Rights Offering is not subject to any minimum subscription level.

The Rights will expire at the Expiry Time. Rights not exercised at or before the Expiry Time will be void and of no value.

There are risks associated with an investment in the Common Shares issuable upon exercise of the Rights. See "Risk Factors" in this Circular and in the AIF (as defined below), which is incorporated herein by reference, for a discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in the Common Shares issuable upon exercise of the Rights.

This Rights Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

THESE RIGHTS AND THE COMMON SHARES FOR WHICH THEY MAY BE EXERCISED HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition or disposition of the securities described in this Circular and the expiry of an unexercised Right may have tax consequences in Canada, the United States, or elsewhere, depending on each particular existing or prospective investor's specific circumstances. Such consequences for investors who are resident in, or citizens of, Canada or the United States are not described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Yukon Territory, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the Registration Statement (as defined below) may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

The Company's head office is located at 1946 West Broadway, Vancouver, British Columbia, Canada V6J 1Z2. The Company's registered office is located at Suite 200 Financial Plaza, 204 Lambert Street, Whitehorse, Yukon, Canada Y1A 3T2.

The following information is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Certain terms used in this summary and in this Circular are defined elsewhere herein.

Number of Rights:	31,624,693 Rights.

Record Date:	Close of business (Toronto time) on February 19, 2014.

Expiry Time:	5:00 p.m. (Toronto time) on April 2, 2014. Rights not exercised at or before the Expiry Time will be void and of no value.

Subscription Price:	$2.82 per Common Share.

Basic Subscription Privilege:	Subject to the terms hereof, each holder of record of Common Shares on the Record Date is entitled to receive one Right for each Common Share held. Every 17 Rights will entitle the holder thereof to subscribe for one Common Share at the Subscription Price. See "Details of the Rights Offering – Basic Subscription Privilege".

Additional Subscription Privilege:	Holders of Rights who fully exercise the Basic Subscription Privilege may also subscribe pro rata for additional Common Shares, if any, at the Subscription Price, available as a result of Common Shares offered hereunder that have not been subscribed and paid for at the Expiry Time. See "Details of the Rights Offering – Additional Subscription Privilege".

Maximum Number of Common Shares Issuable:	Based on the number of Common Shares outstanding as of the date of this Circular, a maximum of 1,860,276 Common Shares will be issued upon exercise of the Rights.

Maximum Gross Proceeds:	$5,245,978

Estimated Expenses:	$248,000

Use of Proceeds:	The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses of the Rights Offering estimated at $248,000, will be approximately $4,997,978. The net proceeds to Burcon from the Rights Offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon's pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon's intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon's other protein extraction and purification technologies and for general working capital. See "Use of Proceeds".

No Minimum Offering:	The completion of the Rights Offering is not conditional on Burcon receiving any minimum amount of subscriptions from holders of Rights.

Standby Commitment:	Subject to certain conditions, ITC, E-Concept and I-Global have agreed to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for, that will result in a minimum of 930,138 Common Shares being issued under the

Rights Offering. The Standby Commitment of each of ITC, E-Concept and I-Global is subject to a maximum of 475,673, 249,835 and 204,630 Common Shares, respectively. ITC, E-Concept and I-Global may therefore be obligated to purchase up to a maximum of 930,138 Common Shares in the aggregate. See "Standby Commitment".

Compensation for Standby Commitment:	As compensation for providing the Standby Commitment, each of ITC, E-Concept and I-Global is entitled to receive Standby Warrants entitling ITC to acquire up to 118,918 Common Shares, E-Concept to acquire up to 62,459 Common Shares and I-Global to acquire up to 51,157 Common Shares. The exercise price under the Standby Warrants is $2.82 per Common Share and the right to exercise the Standby Warrants will expire 2 years after the date on which the Standby Commitment is to be fulfilled, being no later than the Expiry Time. In accordance with the policies of the TSX, the exercise of the Standby Warrants by ITC, E-Concept and I-Global is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held around September 2014. See "Standby Commitment".

Listing and Trading:	The TSX has conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The Rights will be listed on the TSX until 12:00 p.m. (Toronto time) on April 2, 2014, at which time they will be halted from trading. The Common Shares issuable upon the exercise of the Rights will also be listed on NASDAQ.

Subscription Agent:	Computershare Investor Services Inc. See "Subscription Agent and Transfer Agent" for contact information.

Risk Factors:	An investment in Common Shares is subject to a number of risks. See "Risk Factors" in this Circular and in the AIF, which is incorporated herein by reference.

TABLE OF CONTENTS

SUMMARY OF SUBSCRIPTION PRIVILEGES	1
DOCUMENTS INCORPORATED BY REFERENCE	2
FORWARD LOOKING STATEMENTS	3
BUSINESS OF THE COMPANY	5
DETAILS OF THE RIGHTS OFFERING	8
Basic Subscription Privilege	8
Additional Subscription Privilege	9
Sale and Transfer of Rights	9
Delivery of Rights by Intermediaries	10
Rights Expiry Time	10
Listing	10
Common Shares	10
REGISTRATION AND DELIVERY OF CERTIFICATES EVIDENCING SECURITIES	10
SUBSCRIPTION AGENT AND TRANSFER AGENT	11
HOW TO EXERCISE THE RIGHTS	11
General	11
Unexercised Rights	12
Signatures	12
To Subscribe for Common Shares - Form 1	12
To Subscribe for Additional Common Shares - Form 2	12
To Sell or Transfer Rights – Form 3	13
To Divide or Combine Rights Certificates – Form 4	14
Common Shares Held through CDS or DTC	14
No Fractional Common Shares	15
Determinations as to Validity of Subscription	15
Delivery of Rights Certificates by Intermediaries	16
Expiry of Rights	16
INELIGIBLE SHAREHOLDERS	16
STANDBY COMMITMENT	18
INCOME TAX CONSEQUENCES	20
INTENTION OF INSIDERS TO EXERCISE RIGHTS	20
OWNERSHIP OF SECURITIES OF ISSUER	20
Changes of Ownership	21
USE OF PROCEEDS	21
STATEMENT AS TO RESALE RESTRICTIONS	21
RISK FACTORS	22
CURRENCY	24
ADDITIONAL INFORMATION	24
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	24

SUMMARY OF SUBSCRIPTION PRIVILEGES

Rights Certificates will be mailed to and subscriptions will be accepted from each holder of record of Common Shares on the Record Date with an address of record in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia and in the United States (the "Eligible Shareholders" and their jurisdictions being referred to as the "Eligible Jurisdictions"). The Rights and the Common Shares offered hereby have not been and will not be registered under the laws of any jurisdiction outside of Canada and the United States. As a result, Rights Certificates will not be mailed to, and subscriptions will not be accepted from, holders of record of Common Shares as of the Record Date who appear not to be, or whom the Company or Computershare Investor Services Inc. (the "Subscription Agent") has reason to believe are not, Eligible Shareholders ("Ineligible Shareholders" and their jurisdictions being referred to as the "Ineligible Jurisdictions"). Instead, Ineligible Shareholders will be sent a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent, which will hold those Rights as agent for the benefit of all Ineligible Shareholders. An Ineligible Shareholder that is outside the Eligible Jurisdictions and satisfies the Company that the offering to and subscription by such holder is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such holder is resident (an "Approved Eligible Shareholder") will have its Rights Certificates issued and forwarded by the Subscription Agent upon direction from the Company. See "Ineligible Shareholders".

The Subscription Agent will hold the Rights of Ineligible Shareholders until March 26, 2014 in order to give such Ineligible Shareholders an opportunity to claim the Rights Certificate by satisfying the Company that they are an Approved Eligible Shareholder, following which the Subscription Agent will, prior to the Expiry Time on the TSX, attempt to sell such Rights on the open market, on a best efforts basis. The net proceeds thereof, if any, will be forwarded to such Ineligible Shareholders on a pro rata basis, subject to any applicable taxes which must be withheld for particular Ineligible Shareholders, provided that the Subscription Agent will not be required to make any such payment to any Ineligible Shareholder if the amount owing to such holder is less than $10.00.

To subscribe for Common Shares, a completed Rights Certificate and payment in full of the Subscription Price must be received by the Subscription Agent before the Expiry Time. Rights not exercised before the Expiry Time will be void and of no value. See "Details of the Rights Offering –Basic Subscription Privilege".

Only registered shareholders will be provided with Rights Certificates. If you hold your Common Shares in a brokerage account you are likely NOT a registered shareholder. Accordingly, non-registered, beneficial shareholders must follow the instructions provided by their broker, investment dealer, bank, trust company or other intermediary (each, an "Intermediary") to ensure their Rights are exercised. Intermediaries may establish their own deadlines for receiving instructions prior to the Expiry Time. Beneficial shareholders should therefore immediately contact their Intermediary to instruct them to exercise their Rights and subscribe for Common Shares.

A holder of Rights who subscribes for all of the Common Shares for which the holder is entitled to subscribe under the Basic Subscription Privilege is entitled to subscribe for additional Common Shares (the "Additional Common Shares") at a price of $2.82 per Additional Common Share pursuant to the Additional Subscription Privilege described in this Circular. See "Details of the Rights Offering – Additional Subscription Privilege". Subscriptions for the Common Shares made in connection with this Rights Offering will be irrevocable and a holder of Rights who exercise such Rights to purchase Common Shares (a "Subscriber") will be unable to withdraw their subscriptions for Common Shares once submitted.

If a shareholder elects not to exercise Rights, the value of the Common Shares held by such shareholder may be diluted as a result of the exercise of Rights by other shareholders.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at 1946 West Broadway, Vancouver, British Columbia, Canada V6J 1Z2, Telephone: (604) 733-0896. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

The following documents, which the Company has filed with securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia, are specifically incorporated by reference and form an integral part of this Circular:

(a)	the annual information form of the Company dated June 25, 2013 for the year ended March 31, 2013 (the "AIF");

(b)	the unaudited condensed consolidated interim financial statements of the Company for the six months ended September 30, 2013 and 2012, together with the notes thereto;

(c)	the management's discussion and analysis of financial condition and results of operations of the Company dated November 13, 2013 for the three and six months ended September 30, 2013 and 2012;

(d)	the audited consolidated financial statements of the Company for the years ended March 31, 2013 and March 31, 2012, together with the notes thereto and the auditors' report thereon;

(e)	the management's discussion and analysis of financial condition and results of operations of the Company dated June 25, 2013 for the year ended March 31, 2013; and

(f)	the management proxy circular of the Company dated July 25, 2013 prepared in connection with the annual meeting of shareholders of the Company held on September 11, 2013.

Any annual information form, annual or interim financial statements and related management's discussion and analysis, material change report (other than a confidential material change report), business acquisition report, information circular or disclosure document filed pursuant to an undertaking to a Canadian securities regulatory authority filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the termination of this Rights Offering shall be deemed to be incorporated by reference into this Circular, as well as any other document so filed by the Company which expressly states to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

FORWARD LOOKING STATEMENTS

This Circular and the documents incorporated by reference herein contain certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this Circular and the documents incorporated by reference herein the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

  the timing of and other procedural matters associated with the Rights Offering;

  the successful completion of the Rights Offering;

  the use of proceeds from the Rights Offering;

  continued development of the Company's products and business;

  the Company's growth strategy;

  production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein™ and Nutratein® canola protein isolates;

  marketing strategies for the Company's soy, pea and canola proteins;

  development of commercial applications for soy, pea and canola protein proteins;

  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

  construction of production facilities;

  future protection of intellectual property and improvements to existing processes and products;

  regulatory approvals;

  input and other costs; and

  liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the maximum number of Common Shares being issued pursuant to the Rights Offering;

  the Company's ability to obtain required regulatory approvals;

  the Company's or its licensing partner's ability to generate new sales;

  the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

  the Company's ability to control costs;

  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

  market acceptance and demand for the Company's products;

  the successful execution of the Company's business plan;

  achievement of current timetables for product development programs and sales;

  the availability and cost of labour and supplies;

  the availability of additional capital; and

  general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Circular and the documents incorporated by reference herein, including, but not limited to:

  the maximum number of Common Shares being issued pursuant to the Rights Offering;

  the impact of issuance of additional Common Shares on the market price of the Common Shares;

  the condition of the global economy;

  market acceptance of the Company's products;

  changes in product pricing;

  changes in the Company's customers' requirements, the competitive environment and related market conditions;

  product development delays;

  changes in the availability or price of labour and supplies;

  the Company's ability to attract and retain business partners, suppliers, employees and customers;

  changing food or feed ingredient industry regulations;

  the regulatory regime;

  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

  the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this Circular and the documents incorporated by reference herein by the foregoing cautionary statements.

BUSINESS OF THE COMPANY

Burcon was incorporated under the Business Corporations Act (Yukon) on November 3, 1998 under the name "Burcon Capital Corp." and extra-provincially registered in British Columbia on February 5, 1999. Burcon changed its name to "Burcon NutraScience Corporation" on October 18, 1999.

Burcon owns 100% of the issued and outstanding shares of its subsidiary, Burcon NutraScience (MB) Corp. ("Burcon-MB") which was incorporated under the Corporations Act (Manitoba) on February 28, 1992 under the name B.M.W. Canola Inc. Its name was changed to Burcon NutraScience (MB) Corp. on May 30, 2000.

Burcon was formed in November 1998 as a venture capital pool corporation whose principal business was to identify and evaluate assets, properties or businesses for acquisition. On October 8, 1999, Burcon acquired Burcon-MB.

Since October 1999, Burcon has raised approximately $55.2 million through the sale of equity securities on a public and private basis, the exercise of stock options and share purchase warrants, as well as through rights offerings to existing shareholders. This capital has been used, and will continue to be used, to fund research, development, regulatory recognition and commercialization of Burcon's patented and patent-pending protein extraction and purification technologies. Burcon's technologies not only enable the protein extraction from plant sources and the production of protein isolates but also relate to applications of the protein produced therefrom into products, including food.

Soy

Soy protein isolate is used as a functional ingredient or fortifier in a wide variety of food products including protein shakes, power bars, soups and sauces, meats and meat analogs, and breads and baked goods. In addition to enhancing the protein content of foods, soy protein isolates are used by food manufacturers for their functional applications. These applications include the ability to emulsify, whip, bind and add viscosity to foods.

Burcon has developed technologies to extract and purify soy protein from a variety of soy materials. These technologies encompass various processes to produce a soy protein which Burcon has branded as "CLARISOY™". One process for producing CLARISOY™ soy protein results in a unique soy protein which is 100% soluble and transparent in applications with a pH of 4.0 and below. Archer Daniels Midland Company ("ADM") has branded this soy protein as CLARISOY™ 100. CLARISOY™ 100 is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages targeted to the ever-growing number of health and wellness minded consumers. Unique to any other proteins on the market, CLARISOY™ 100 is the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems. Potential beverage applications for CLARISOY™ 100 include: sports nutrition beverages, citrus-based drinks, fruit-flavoured beverages, lemonades, powered beverage mixes, fruit juice blends and fortified waters.

Another process for producing CLARISOY™ soy protein allows for the production of a soy protein specifically processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. ADM has branded this soy protein CLARISOY™ 150. Due to its clean flavour and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavoured neutral beverages such as meal replacement, weight management products and in numerous non-beverage applications such as foods and nutritional products.

Pursuant to the terms of the license and production agreement dated March 4, 2011 (the "License and Production Agreement") among Burcon, Burcon-MB and ADM, Burcon has granted to ADM an exclusive, royalty-bearing, worldwide license (the "Exclusive License") to use and exploit Burcon's soy protein technology solely to make, have made, use, market and sell soy protein products that use, incorporate or are derived from any Burcon technology (the "Soy Protein Products"). Pursuant to the terms of the License and Production Agreement, ADM must, on or before March 4, 2014, provide written notice to Burcon advising whether it intends to increase its annual production capacity of the Soy Protein Products to a full-commercial scale or that it does not intend to increase its annual production capacity of the Soy Protein Products beyond the capacity of the semi-works production facility for the commercial manufacture of the Soy Protein Products (the "Notice"). If ADM advises that it intends to increase its annual production capacity, the Exclusive License will continue in accordance with the terms of the License and Production Agreement. If ADM advises that it does not intend to increase its annual production capacity, Burcon will have the option to convert the Exclusive License into a non-exclusive license, in which case it will pursue other strategic opportunities with one or more potential partners for the commercialization of the Soy Protein Products. As of the date hereof, Burcon has not yet received the Notice from ADM.

Pea

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Pea proteins currently available in the market are sold for use in a variety of food products including: snacks and cereals; diet products (high protein foods); gluten-free and vegetarian and vegan foods.

In November 2011, Burcon announced that it had developed a novel pea protein which it has branded as "Peazazz®". Peazazz® is 100% soluble and transparent in low pH solutions with clean flavour characteristics. It is heat stable permitting hot fill applications.

Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialize Peazazz® and the associated protein extraction technology. On April 23, 2012, Burcon announced that although discussions with this potential partner were ongoing, the exclusivity period had lapsed. Therefore, Burcon will consider additional routes-to-market for its Peazazz® pea protein.

On August 20, 2012, Burcon announced that it had entered into a non-binding letter of intent with a commercial partner that detailed the intention of the two parties to enter into a strategic partnership for the worldwide commercial production, marketing and sale of Burcon's Peazazz® pea protein.

On January 29, 2013, Burcon announced that it had commenced building a Peazazz® semi-works production facility to produce Peazazz® pea protein at commercial scale in Winnipeg, Manitoba. The Peazazz® semi-works plant is expected to enable Burcon to provide market development quantities to customers for product and market development activities. At the same time, Burcon announced that it had formally requested to terminate the non-binding letter of intent that it had signed in August 2012 with the commercial partner. The termination of the letter of intent terminated the requirement that Burcon negotiate exclusively with that potential partner.

In August 2013, Burcon announced that it had completed on schedule the start-up and commissioning of its semi-works plant in Winnipeg, Manitoba for its Peazazz® pea protein.

The newly commissioned plant utilizes commercial-scale equipment which will be capable of producing the tonnage amounts required by certain significant food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products. The plant also supports Burcon's ongoing discussions with companies who are potential partners with Burcon for the production and marketing of Peazazz®.

While the new semi-works plant utilizes commercial-scale equipment, it will only be used to produce the amounts of Peazazz® needed for targeted market development activities with certain prospective customers. By functioning as a model for potential manufacturing partners to emulate, the plant can also ultimately shorten their time-to-market.

Canola

Burcon extracts and purifies three types of canola protein isolates from canola meal, a co-product (together with canola oil) of the canola seed crushing industry. Burcon has branded these protein isolates under the trade names "Puratein®", "Supertein™" and "Nutratein®".

The goal of Burcon's research is to develop its patented and patent-pending processes to utilize inexpensive oilseed meals for the production of purified plant proteins that exhibit nutritional, functional or nutraceutical profiles. Burcon expects that Puratein® canola protein isolate and Supertein™ canola protein isolate will participate and compete with soy, dairy, and egg proteins in the expanding global protein ingredient market, with potential uses in prepared foods, nutritional supplements and personal care products. Nutratein® is expected to initially participate in the animal feed and nutrition category.

Burcon is working with potential customers to establish the commercial value of Puratein®, Supertein™ and Nutratein®. In the case of Puratein® and Supertein™ canola protein isolates, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon's proteins in their food products. Burcon has executed material transfer agreements with certain major companies. In the case of Nutratein® canola protein isolate, Burcon continues to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® canola protein isolate to replace or partially replace dairy protein in certain high-value animal feed applications.

Intellectual Property

To date, Burcon holds patents and patent applications covering 63 distinct inventions. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this Circular, Burcon holds 254 issued patents in various countries, covering a number of key processes and uses of Burcon's products as functional food and beverage ingredients, 51 of which have been issued in the U.S. Burcon holds patents or has filed patent applications in Australia, Brazil, Canada, China, the European Union, Hong Kong, India, Japan, Mexico, New Zealand, Russia, South Africa, South Korea and the United States. Burcon currently has over 450 patent applications that are being reviewed by the patent offices in the patent offices in various countries, 86 of which are U.S. patent applications.

In an effort to conserve its cash resources, Burcon will abandon certain non-core canola patents that it deems to be unessential for the purposes of achieving its strategic objectives in non-U.S. countries.

Burcon has obtained trade-mark registrations for "Puratein" and "Nutratein" in Canada, as well as "Peazazz" and the slogan "A New World in Protein" in Canada and the United States. The Company has also filed for trade-mark protection for the brand name "Puratein" in the United States and "Supertein" in Canada. Burcon had previously obtained trademark registrations for "CLARISOY" in the United States and Canada. In June 2011, Burcon and ADM entered into a trademark assignment and license agreement pursuant to which Burcon assigned its ownership of the CLARISOY™ trademark to ADM. In return, Burcon has obtained a worldwide, non-exclusive, royalty-free license to use the CLARISOY™ trademark for corporate marketing and promotion of Burcon, conducting research or development of CLARISOY™ soy protein products and compliance with the requirements of applicable law. Burcon also has the option to re-acquire the CLARISOY™ trademark if the license under the License and Production Agreement with ADM is terminated.

DETAILS OF THE RIGHTS OFFERING

Basic Subscription Privilege

Each holder of Common Shares as of the Record Date will receive one Right for each Common Share held. Under the Basic Subscription Privilege, every 17 Rights plus the Subscription Price will entitle the holder thereof to subscribe for one Common Share on or before the Expiry Time. The Rights permit the holders thereof to subscribe for and purchase from Burcon an aggregate of 1,860,276 Common Shares (based on the number of outstanding Common Shares as of the date hereof).

The Rights are fully transferable into and within Canada and will be evidenced by Rights Certificates, which will be in registered form. A Rights Certificate evidencing the total number of Rights to which the holder is entitled, together with a copy of this Circular, is being mailed to each Eligible Shareholder resident in the Eligible Jurisdictions. For shareholders whose Common Shares are held through a securities broker or dealer, bank or trust company or other participant in the book based system administered by CDS Clearing and Depositary Services Inc. ("CDS") or the Depository Trust & Clearing Corporation ("DTC"), see "How to Exercise the Rights - Common Shares Held through CDS or DTC". Rights Certificates will not be mailed to, and subscriptions will not be accepted from, Ineligible Shareholders resident in the Ineligible Jurisdictions. An Ineligible Shareholder who believes it may be eligible to participate will be required to complete and deliver to the Company a request for exempt purchaser status in a form provided to it by the Company. See "Ineligible Shareholders".

The Subscription Price was determined by the Company having regard to the regulatory requirements and to issues such as dilution, market forces and the capital requirements of the Company. The Subscription Price represents a price equal to approximately 81% of the volume weighted average trading price for the Common Shares on the TSX for the five (5) trading days immediately prior to February 6, 2014. The subscription for Common Shares is voluntary. Holders should consult with their own advisors with respect to the Rights Offering.

A register of holders of Rights Certificates will be maintained by the Subscription Agent. If a Rights Certificate is lost, stolen or destroyed, a replacement Rights Certificate will be issued only upon compliance with applicable statutory requirements and any other reasonable requirements of the

Company or the Subscription Agent. The Subscription Agent should be contacted in the event of the loss, theft or destruction of a Rights Certificate.

A Rights Certificate, by itself, does not confer on the holder of such Rights Certificate the rights of a shareholder. The full Subscription Price, as applicable, must be received by the Subscription Agent sufficiently in advance of the Expiry Time to permit the proper exercise of the Rights. No fractional Common Shares will be issued. Where the exercise of Rights would otherwise have entitled a Rights holder to receive fractional Common Shares, the Rights holder's entitlement will be rounded down to the next lowest whole number of Common Shares.

Holders of Rights may exercise such Rights or sell such Rights on the TSX. Unexercised Rights will expire at the Expiry Time.

Subscriptions for Common Shares made in connection with this Rights Offering will be irrevocable and Subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

Additional Subscription Privilege

A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for Additional Common Shares at the Subscription Price (the "Additional Subscription Privilege"). The Common Shares available for such purpose will be those Common Shares offered hereunder that have not been subscribed and paid for at the Expiry Time. Where there is a sufficient number of Additional Common Shares to satisfy all additional subscriptions under the Additional Subscription Privilege, each holder who has validly subscribed for Additional Common Shares will be allotted the number of Additional Common Shares for which such holder has subscribed. If there is an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, each holder who has validly subscribed for Additional Common Shares will be allocated Additional Common Shares in the manner described under "How to Exercise the Rights – To Subscribe for Additional Common Shares - Form 2".

Sale and Transfer of Rights

The Rights will be listed on the TSX until 12:00 p.m. (Toronto time) on April 2, 2014. The Rights evidenced by Rights Certificates may be transferred to others into and within Canada by delivery of such Rights Certificates, provided that the transfer form (Form 3) on the face of the Rights Certificate has been duly completed and executed by the registered holder. See "How to Exercise the Rights - To Sell or Transfer Rights – Form 3". The Rights may not be transferred to any person within the United States. Holders of Rights may resell them only outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Rights may be bought or sold on the TSX through the usual investment channels, such as stock brokers or investment dealers qualified to do business in the particular Qualifying Jurisdiction (as defined below). Holders of Rights Certificates may elect to exercise only a part of their Rights and dispose of the remainder, or dispose of all of their Rights. Rights Certificates will not be registered in the name of an Ineligible Shareholder.

Payment of any service charge, commission or other fee payable in connection with the trading of Rights (other than the fees for the services to be performed by the Subscription Agent referred to under "Subscription Agent and Transfer Agent") will be the responsibility of the holders of the Rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

Trading in Rights on the TSX will terminate at 12:00 p.m. (Toronto time) on April 2, 2014.

Delivery of Rights by Intermediaries

Only registered shareholders will be provided with Rights Certificates. If you hold your Common Shares in a brokerage account you are likely NOT a registered shareholder. Accordingly, non-registered, beneficial shareholders must follow the instructions provided by their Intermediary to ensure their Rights are exercised. Intermediaries may establish their own deadlines for receiving instructions prior to the Expiry Time. Beneficial shareholders should therefore immediately contact their Intermediary to instruct them to exercise their Rights and subscribe for Common Shares.

Rights Expiry Time

The Rights Offering and the Rights evidenced by the Rights Certificates will expire at 5:00 p.m. (Toronto time) on April 2, 2014. Holders who exercise their Rights pursuant to the terms and conditions contained herein will not become shareholders of record until the Expiry Time. Rights not exercised by the Expiry Time will be void and without value. The Rights Certificate will expire and be of no value if not properly completed and received with payment for the Common Shares subscribed for at the Subscription Office (as defined below) before the Expiry Time. See "How to Exercise the Rights".

Listing

The Common Shares are listed on the TSX under the symbol "BU", NASDAQ under the symbol "BUR" and the FWB under the symbol "BNE". The TSX has conditionally approved the listing of the Rights and Common Shares issuable upon the exercise of the Rights. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The Rights will be listed on the TSX under the symbol "BU.RT" and will be posted for trading on the TSX commencing on February 14, 2014, being two business days prior to the Record Date. Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on April 2, 2014. See "How to Exercise Rights – To Sell or Transfer Rights –Form 3". The Common Shares issuable upon the exercise of the Rights will also be listed on NASDAQ.

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As at the date hereof, there were 31,624,693 Common Shares issued and outstanding as fully paid and non-assessable. In addition, the Company has 1,986,161 outstanding incentive options to purchase Common Shares, as well as 57,500 outstanding agents' warrants to purchase Common Shares. Assuming all of the Rights are exercised and no other issuances of Common Shares occur before the Expiry Time, the Company will have 33,484,969 Common Shares outstanding immediately after the Expiry Time.

The holders of Common Shares are entitled to one vote per Common Share held at meetings of the holders of Common Shares, to dividends if, as and when declared by the Company's board of directors and, in the event of the liquidation, dissolution or winding-up of the Company, to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, subject to the rights of any securities having priority over the Common Shares.

REGISTRATION AND DELIVERY OF CERTIFICATES EVIDENCING SECURITIES

Certificates evidencing Common Shares acquired through the exercise of Rights, including Common Shares obtained through the exercise of the Additional Subscription Privilege, will be dated as of the Expiry Time and will be registered in the name of the person to whom the Rights Certificate was issued or such holder's permitted transferee, if any, as indicated on the Rights Certificate. Certificates evidencing such Common Shares will be mailed to such persons who have exercised their Rights at the address specified on the Rights Certificate as soon as practicable after the Expiry Time. For shareholders whose Common Shares are held through a securities broker or dealer, bank or trust company or other participant in the book based system administered by CDS or DTC, see "How to Exercise the Rights - Common Shares Held through CDS or DTC".

SUBSCRIPTION AGENT AND TRANSFER AGENT

The Subscription Agent has been appointed as the subscription agent to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights and to provide details of such arrangements. Subscriptions and payments from holders of Rights under the Rights Offering can be sent by mail or courier to the office of the Subscription Agent (the "Subscription Office") at:

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide St. E.
Toronto, Ontario M5C 3H2, Canada
Attention: Corporate Actions

By Hand or Courier:

Computershare Investor Services Inc.
8th Floor
100 University Ave.
Toronto, Ontario M5J 2Y1, Canada
Attention: Corporate Actions

The Company will pay the fees and expenses of the Subscription Agent in respect of such services.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

HOW TO EXERCISE THE RIGHTS

General

By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a holder may:

(a)	subscribe for Common Shares under the Basic Subscription Privilege (Form 1);

(b)	subscribe for Additional Common Shares under the Additional Subscription Privilege (Form 2);

(c)	sell or transfer Rights (Form 3); and/or

(d)	divide or combine Rights Certificates (Form 4).

Unexercised Rights

A holder of a Rights Certificate who completes Form 1 so as to exercise some, but not all, of the Rights evidenced by such Rights Certificate will be deemed to have elected not to exercise the balance of the Rights, which will be void and of no value, unless the holder elects to divide the Rights Certificate by completing Form 4. See "To Divide or Combine Rights Certificates – Form 4" below.

Signatures

Where the original holder signs any form on the Rights Certificate, the signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate. If the Rights Certificate is transferred (see "To Sell or Transfer Rights – Form 3" below), the signature of the transferor must be guaranteed by an Eligible Institution (as defined below).

If a form on the Rights Certificate is signed by a trustee, executor, administrator, curator, tutor, guardian, attorney, officer of a corporation, partnership, association or any person acting in a fiduciary or representative capacity, the Rights Certificate should be accompanied by evidence satisfactory to the Subscription Agent of authority to so act. Such evidence would consist of, in the case of a corporation, a certified extract from the articles or by-laws or a certified copy of a board resolution granting authority to certain officers to sell, assign and transfer securities registered in its name, together with a certificate of the corporate secretary identifying the authorized officers. In the case of a trustee, executor or administrator, or by any person acting in a legal representative capacity such evidence would consist of appropriate proof of appointment.

To Subscribe for Common Shares - Form 1

17 Rights and the Subscription Price are required to subscribe for one Common Share under the Basic Subscription Privilege. The holder of a Rights Certificate may subscribe for all or any lesser whole number of Common Shares to which the Rights Certificate entitles such holder by completing and executing Form 1 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the Subscription Price for such Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Investor Services Inc." All payments, together with Form 1 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time. The method of delivery of a subscription is at each holder's discretion and risk. Delivery to the Subscription Agent will only be effective when the subscription is actually received by the Subscription Agent at the Subscription Office. If mail is used for delivery of a subscription, sufficient time must be allowed to avoid late delivery, and registered mail is suggested.

Completion of Form 1 constitutes a representation that the holder of a Rights Certificate is neither an Ineligible Shareholder nor the agent of any such person.

To Subscribe for Additional Common Shares - Form 2

A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for Additional Common Shares at the Subscription Price by completing and executing Form 2 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the Subscription Price for such Additional Common Shares to the Subscription Agent. If there is an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, the number of Common Shares, if any, available to a subscriber for Additional Common Shares will be equal to the lesser of:

(a)	the number of Common Shares for which the subscriber has subscribed under the Additional Subscription Privilege; and

(b)

the number (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares that may be acquired upon exercise of the Rights issued that were not exercised under the Basic Subscription Privilege by a fraction, the numerator of which is the number of Common Shares subscribed for by such holder under the Basic Subscription Privilege and the denominator of which is the aggregate number of Common Shares acquired under the Basic Subscription Privilege by all participants that have subscribed for Additional Common Shares under the Additional Subscription Privilege.

If any holder of Rights has subscribed for fewer Additional Common Shares than such holder's pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allocated in the manner set out in (b) above among the holders who were allotted fewer Additional Common Shares than they subscribed for.

To subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege, a holder of Rights must complete and execute Form 2, as well as Form 1, on the face of the Rights Certificate and deliver the Rights Certificate so completed and executed together with the Subscription Price for such Additional Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Investor Services Inc." All payments, together with Form 1 and 2 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time. Subscribers for Additional Common Shares will be notified as soon as practicable after the Expiry Time of the number of Additional Common Shares, if any, allotted to them. Any excess subscription monies will be returned by mail without interest or deduction.

To Sell or Transfer Rights – Form 3

The Rights will be listed on the TSX until 12:00 p.m. (Toronto time) on April 2, 2014.

Rights Certificates are in registered form. A holder of Rights may, rather than exercising such holder's Rights to subscribe for Common Shares, sell or transfer such Rights into and within Canada to others (except Ineligible Shareholders) personally or through the usual investment channels (such as stock brokers or investment dealers qualified to do business in the particular Qualifying Jurisdiction) by completing and executing Form 3 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to a purchaser (the "Transferee"). The Transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred outside the United States in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of such Rights Certificate for all purposes and neither the Company nor the Subscription Agent shall be affected by any notice to the contrary. Rights Certificates will not be registered in the name of an Ineligible Holder. Payment of any service charge, commission or other fee payable in connection with the trading of Rights will be the responsibility of the holders of the Rights.

The signature on Form 3 of any transferring Rights holder must be guaranteed by an Eligible Institution or otherwise to the satisfaction of the Subscription Agent. An "Eligible Institution" means a major Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The signature of the Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3.

Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act.

To Divide or Combine Rights Certificates – Form 4

Rights Certificates may be divided or combined by completing and executing Form 4 in the Rights Certificate and delivering the Rights Certificate to the Subscription Agent. The Subscription Agent will then issue new Rights Certificates in any denominations (equal to the same number of Rights as are evidenced by the Rights Certificates being divided or combined) as are requested by the holder. Rights Certificates must be surrendered for division or combination in ample time to permit the new Rights Certificates to be issued to and used by the holder.

An Intermediary holding Common Shares on the Record Date for more than one beneficial owner may, upon providing satisfactory evidence to the Subscription Agent of the beneficial ownership of those Common Shares, divide and transfer the Rights Certificate issued to it, by duly completing and executing Form 4 on the Rights Certificate, on the same basis as if the beneficial owners were registered on the Record Date.

Common Shares Held through CDS or DTC

Only registered shareholders will be provided with Rights Certificates. For shareholders whose Common Shares are held through a securities broker or dealer, bank or trust company or other participant in the book based system administered by CDS (each, a "CDS Participant") or DTC (each, a "DTC Participant" and together with a CDS Participant, a "Participant") (such shareholders being referred to as "Beneficial Holders"), Rights Certificates will be issued in registered form to CDS or DTC, as the case may be, and will be deposited with CDS or DTC, as the case may be. The Company expects that each Beneficial Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights. A Beneficial Holder holding Common Shares through a CDS Participant may subscribe for Common Shares by instructing the CDS Participant holding its Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of the Rights Offering to the CDS Participant which holds the Beneficial Holder's Rights. A Beneficial Holder holding Common Shares through a DTC Participant should contact the DTC Participant to determine how Rights may be exercised. Such Beneficial Holder should carefully follow the instructions of the DTC Participant in order to exercise its Rights, including instructions regarding when and where the Subscription Price is to be delivered.

Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.

In the case of subscription through a CDS Participant, the Subscription Price is payable by direct debit from the Beneficial Holder's brokerage account or by electronic funds transfer or other payment mechanism satisfactory to the CDS Participant. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent prior to the Expiry Time. Accordingly, if a Beneficial Holder is subscribing through a CDS Participant, such Beneficial Holder must deliver payment (by method described above) and instructions to the CDS Participant sufficiently in advance of the Expiry Time to allow the CDS Participant to properly exercise the Rights on such Beneficial Holder's behalf.

CDS Participants that hold Rights for more than one Beneficial Holder may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of its accounts on the same basis as if the Beneficial Holders were holders of Common Shares.

The Company and the Subscription Agent shall have no liability for: (i) the records maintained by CDS, DTC or Participants relating to the Rights or the book-entry accounts maintained by CDS or DTC, as the case may be; (ii) maintaining, supervising or reviewing any records relating to such Rights; (iii) any advice or representation made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC, as the case may be; (iv) any action to be taken by CDS, DTC or Participants; or (v) any failure by Participants to take any action or any matter relating to the Rights or the exercise thereof.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical Rights Certificate.

Beneficial Holders whose Common Shares are held through a Participant must arrange purchases or transfers of Rights and the exercise of Rights to purchase Common Shares through their Participant. The Company anticipates that each such purchaser of a Right or Common Shares will receive a customer confirmation of purchase from the Participant from whom such Right or Common Shares is purchased in accordance with the practices and procedures of such Participant. Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act.

No Fractional Common Shares

The Company will not issue fractional Common Shares upon the exercise of Rights. Where the issuance of Rights would otherwise entitle the holder of Rights to fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares, with no additional compensation.

Determinations as to Validity of Subscription

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription or request for transfer will be determined by the Company, in its sole discretion, whose determination shall be final and binding. All subscriptions are irrevocable and Subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. The Company reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription. Neither the Company nor the Subscription Agent will be under any duty to give any notification of any defect or irregularity in such subscriptions nor shall either of them incur any liability for failure to give such notification.

Delivery of Rights Certificates by Intermediaries

Rights Certificates delivered to Intermediaries may not be delivered by those Intermediaries to Ineligible Shareholders who beneficially own Common Shares (see "Ineligible Shareholders"). Intermediaries receiving Rights Certificates that would otherwise be deliverable to Ineligible Shareholders should attempt to sell those Rights for the account of such Ineligible Shareholders and should deliver any proceeds of sale to those Ineligible Shareholders.

Expiry of Rights

The Rights will expire at the Expiry Time. Rights not exercised prior to the Expiry Time will be void and of no value.

INELIGIBLE SHAREHOLDERS

Common Shares are being offered for sale only to Eligible Shareholders, except as provided herein. Ineligible Shareholders are registered holders of record of outstanding Common Shares as of the Record Date who are not Eligible Shareholders. Shareholders of record will be presumed to be resident in the place of their address of record, unless the contrary is shown to the satisfaction of the Company. Subscriptions will not be accepted from or on behalf of Ineligible Shareholders or any person who appears to be, or whom the Company or the Subscription Agent has reason to believe is, a resident of an Ineligible Jurisdiction, except as provided herein.

The Rights Offering is being made only in the Eligible Jurisdictions, except as provided herein. Accordingly, the Common Shares are not being offered to persons who are or appear to be, or whom the Company or the Subscription Agent have reason to believe are, residents of an Ineligible Jurisdiction, nor will the Company or the Subscription Agent accept subscriptions from any securityholder or from any transferee of Rights who is or appears to be, or who the Company or the Subscription Agent have reason to believe is, a resident of an Ineligible Jurisdiction unless such securityholder or transferee satisfies the Subscription Agent and the Company that such offering to and subscription by such securityholder or transferee is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such securityholder or transferee is resident.

Notwithstanding the foregoing, persons located in Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they provide evidence satisfactory to the Company in its sole discretion on or before March 26, 2014 that they are Approved Eligible Shareholders. A beneficial holder of Common Shares that holds its Common Shares through an Intermediary located in an Ineligible Jurisdiction and that believes it qualifies as an Approved Eligible Holder and wishes to participate in the Rights Offering should contact its Intermediary as soon as possible to ensure that the requirements to qualify as an Approved Eligible Holder can be and are satisfied prior to the above deadline. Payment of the Subscription Price to the Subscription Agent along with the completion of Form 1 on the Rights Certificate will constitute a representation to the Subscription Agent and the Company that the purchaser of the Common Shares is neither an Ineligible Shareholder nor the agent of any such person.

The Rights Offering does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Rights Offering is not being made to, nor will subscriptions be accepted from or on behalf of, holders of Rights in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

However, the Company may, in its sole discretion, take such action as it may deem necessary to extend the Rights Offering to holders of Common Shares in such jurisdiction. Any person resident in an Ineligible Jurisdiction, who is subject to the laws of a jurisdiction where the Rights Offering may be lawful, should seek advice from a lawyer or other qualified securities authority to satisfy himself, herself or itself with respect to the availability and applicability of any exemption or other provision of the applicable securities legislation that would make the Rights Offering to him, her or it lawful.

Beneficial owners of outstanding Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not resident in an Ineligible Jurisdiction and who believe that their Rights Certificates may have been delivered to the Subscription Agent (as contemplated below), should contact the Subscription Agent no later than March 26, 2014 to have their Rights Certificates mailed to them.

Rights Certificates will not be delivered by the Company to Ineligible Shareholders. Instead, Ineligible Shareholders will be sent a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent, who will hold those Rights as agent for the benefit of all Ineligible Shareholders. The Subscription Agent will hold their Rights until March 26, 2014 to give beneficial owners of outstanding Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not residents of an Ineligible Jurisdiction, an opportunity to claim their Rights Certificates from the Subscription Agent.

An Ineligible Shareholder who wishes to exercise Rights, and who is resident of a jurisdiction where the Rights Offering and the distribution and exercise of Rights is lawful and exempt from any prospectus or similar filing requirement, must complete and deliver a request for exempt purchaser status in a form provided to it by the Company. Among other things, an Ineligible Shareholder requesting exempt purchaser status must:

(a)	represent and warrant to the Company and the Subscription Agent and their respective directors, officers and employees that,

(i)	under the laws of such person's place of residence, such person is entitled to receive, own and exercise the Rights, and

(ii)

the distribution to, and exercise by, such person of such Rights is not unlawful and is exempt from any prospectus or similar filing requirement under the laws applicable to such person or the laws of such person's place of residence and does not require obtaining any approvals of a regulatory authority in such person's place of residence; and

(b)

acknowledge that the Company and the Subscription Agent and their respective directors, officers, and employees are relying on such representations and warranties and are entitled and requested to do so in accepting such subscription and in issuing and distributing the subscribed for Common Shares.

The Company may, in its sole discretion, determine such person's eligibility and may deliver a copy of this Circular and Rights Certificate to such person.

The Subscription Agent will hold the Rights of Ineligible Holders until March 26, 2014, following which the Subscription Agent will, prior to the Expiry Time, attempt to sell such Rights on the TSX, on a best efforts basis. The Subscription Agent's ability to sell the Rights, and the prices obtained for the Rights, are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Rights held for the benefit of Ineligible Shareholders at any particular price or prices, or at all. The proceeds received by the Subscription Agent, if any, from the sale of the Rights delivered to it, net of any applicable costs, expenses and taxes will be divided among the Ineligible Shareholders on a pro rata basis according to the total number of Common Shares held by them on the Record Date. The Subscription Agent will mail cheques to the Ineligible Shareholders at their addresses appearing in the records of the Subscription Agent for their respective proportions of those net proceeds, subject to any applicable taxes which must be withheld for particular Ineligible Shareholders, provided that the Subscription Agent will not be required to make any such payment to any Ineligible Shareholder if the amount owing to such holder is less than $10.00. Such amount will be used by the Company to offset a portion of the remuneration of the Subscription Agent for its services.

A registered Eligible Shareholder whose address of record is outside the Eligible Jurisdictions but who is eligible or who holds Common Shares on behalf of a holder who is eligible to participate in the Rights Offering must notify the Subscription Agent, in writing (at the applicable address listed below), on or before March 26, 2014 if such holder or beneficial holder wishes to participate in the Rights Offering. In that case, such holder or beneficial holder must provide evidence, satisfactory to the Subscription Agent and the Company, as to the eligibility of the holder or beneficial holder to such Rights. This evidence must include a request for exempt purchaser status as detailed above. Otherwise, the Subscription Agent will attempt to sell the Rights held on behalf of such holder or beneficial holder as described above.

Rights delivered to Intermediaries may not be delivered by those Intermediaries to beneficial owners of outstanding Common Shares who are resident in Ineligible Jurisdictions. After making a reasonable time allowance for such beneficial owners to return completed exempt purchaser certificates to the Company, but sufficiently in advance of the Expiry Time, Intermediaries receiving Rights which would otherwise be deliverable to residents of Ineligible Jurisdictions should attempt to sell those Rights outside the United States for the accounts of the residents of Ineligible Jurisdictions (other than those residents who return completed exempt purchaser certificates to the Company and to whom the Company agrees to extend the Rights Offering). Any proceeds of sale should then be delivered to those residents.

STANDBY COMMITMENT

The Company has entered into a standby commitment agreement (the "Standby Commitment Agreement") dated the date hereof to which each of ITC Corporation Limited ("ITC"), E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global") is a party. ITC is a Hong-Kong based public company incorporated under the laws of Bermuda, with an address at 30th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. Its shares are listed on the Hong Kong Stock Exchange under the symbol "0372.HK". E-Concept is a private company incorporated under the laws of the British Virgin Islands with an address at Room 906-7, 9th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong. I-Global is a private company incorporated under the laws of the British Virgin Islands company with an address at 31/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Pursuant to the Standby Commitment Agreement, ITC, E-Concept and I-Global have agreed to purchase from the Company such number of Common Shares that are available to be purchased, but not otherwise subscribed for, that will result in a minimum of 930,138 Common Shares being issued under the Rights Offering (the "Standby Commitment"). The Standby Commitment of each of ITC, E-Concept and I-Global is subject to a maximum of 475,673, 249,835 and 204,630 Common Shares, respectively. ITC, E-Concept and I-Global may therefore be obligated to purchase up to a maximum of 930,138 Common Shares in the aggregate.

The Company has been advised that ITC beneficially owns 6,603,775 Common Shares, E-Concept beneficially owns 1,560,744 Common Shares and I-Global beneficially owns 1,290,763 Common Shares, representing approximately 20.88%, 4.94% and 4.08% of the Company's outstanding Common Shares as of the date of this Circular, respectively, and that none of ITC, E-Concept and I-Global act jointly and in concert with the other.

As compensation for the Standby Commitment, each of ITC, E-Concept and I-Global is entitled to receive non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 118,918 Common Shares, E-Concept to acquire up to 62,459 Common Shares and I-Global to acquire up to 51,157 Common Shares. The exercise price under the Standby Warrants is $2.82 per Common Share. The Standby Warrants must be exercised within 2 years after the date on which the Standby Commitment is to be fulfilled, being no later than the Expiry Time.

In accordance with requirements of the TSX, the issuance of the Standby Warrants will be conditional upon the receipt of the following approvals of the Company's shareholders, which will be sought at the Company's next annual meeting expected to be held around September 2014 (the "Meeting"):

(a)

as the exercise price of the Standby Warrants is lower than the market price of the Common Shares, the issuance of the Standby Warrants to ITC, E-Concept and I-Global must be approved by at least a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, with the votes attached to Common Shares held by ITC, E-Concept and I-Global and their respective affiliates and associates being excluded from such vote (the "Price Approval"); and

(b)

as the issuance of the Standby Warrants as compensation for the Standby Commitment to ITC, an insider of the Company, is considered a security-based compensation arrangement, the issuance of the Standby Warrants to ITC must be approved by at least a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, with the votes attached to Common Shares held by ITC and its affiliates and associates being excluded from such vote (the "Insider Approval").

The details of the Price Approval and the Insider Approval will be more particularly described in the Company's management information circular, which is expected to be made available to shareholders around August 2014 pursuant to the notice-and-access provisions of applicable securities legislation.

ITC, E-Concept and I-Global will not be entitled to exercise the Standby Warrants until the Company obtains the Price Approval, and, in the case of ITC, the Insider Approval. If the Company fails to obtain the Price Approval, the Company will pay to each of ITC, E-Concept and I-Global a cash fee equal to $26,828, $14,091, $11,541, respectively, as compensation for the Standby Commitment. If the Company obtains the Price Approval but fails to obtain the Insider Approval, the Company will pay to ITC a cash fee equal to $26,828, as compensation for the Standby Commitment.

The obligations of ITC, E-Concept and I-Global under the Standby Commitment Agreement may be terminated if any of the following conditions are not satisfied: (a) delivery of all relevant documentation at closing by Burcon, in form and substance satisfactory to ITC, E-Concept and I-Global, acting reasonably; (b) accuracy of the representations and warranties of Burcon; (c) compliance by Burcon with all covenants under the Standby Commitment Agreement; (d) Burcon will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other governmental and regulatory bodies and any other person required in connection with the Rights Offering and the Standby Commitment; (e) no material adverse change shall have occurred in the financial markets in Canada and no material adverse change shall have occurred (actual, anticipated, proposed or prospective, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, financial condition or capital of Burcon and its subsidiaries taken as a whole, including any such change resulting from a material adverse change in the financial markets in Canada; (f) no (i) order issued by any Canadian, United States or other governmental or regulatory authority or body and no statute, rule, regulation or executive order promulgated or enacted by the Canadian or United States government or any other governmental authority shall be in effect which, or (ii) action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency wherein an unfavourable judgment, order, decree, stipulation, injunction, or charge which, would (x) prevent consummation of any of the transactions contemplated by the Standby Commitment Agreement or the Rights Offering or (y) cause any of the transactions contemplated by the Standby Commitment Agreement or the Rights Offering to be rescinded following consummation (and no such judgment, order, decree, stipulation, injunction, or charge shall be in effect); (g) no order to cease trading the securities of Burcon shall have been made by a competent regulatory authority and that order is still in effect; and (h) this Circular is accepted for filing and the Standby Warrants are approved for issuance by the applicable regulatory authorities within 60 days after the date of the Standby Commitment Agreement.

INCOME TAX CONSEQUENCES

The income tax consequences of acquiring, holding or disposing of a Right or the underlying Commons Shares may vary according to the status of the investor, the jurisdiction in which he, she or it resides or carries on business, and his, her or its own particular circumstances. Each investor should seek independent advice regarding such tax consequences based on his, her or its own particular circumstances.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

To the knowledge of the Company, except with respect to ITC's obligations under the Standby Commitment Agreement, no directors, officers or other insiders of the Company have determined their intention with respect to the exercise of Rights issued to them pursuant to the Rights Offering.

OWNERSHIP OF SECURITIES OF ISSUER

To the knowledge of the directors and senior officers of the Company, based on 31,624,693 Common Shares issued and outstanding as of the date of this Circular and without giving effect to the Rights Offering, the only persons or companies who beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company are as follows:

Name	Number of Common Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Common Shares
ITC Corporation Limited	6,603,775	20.88%

After exercise of all of the Rights issued pursuant to the Rights Offering (on the basis described herein), ITC will hold, directly or indirectly, 7,079,448 Common Shares or approximately 21.75% of the issued and outstanding Common Shares assuming there is no exercise of the Basic Subscription Privilege by ITC, E-Concept or I-Global under the Rights Offering, except to fulfill the Standby Commitment, and assuming that no other person acquires Common Shares under the Rights Offering other than ITC, E-Concept and I-Global, each of whom will, in such circumstance, purchase Common Shares to fulfill its obligations under the Standby Commitment.

Changes of Ownership

There have been no issuances of Common Shares, or, to the best of the knowledge of the directors and senior officers of the Company, transfers of Common Shares, that have materially affected control of the Company since March 31, 2013.

USE OF PROCEEDS

The estimated gross proceeds and net proceeds (after deducting the expenses of the Rights Offering, which are estimated to be $248,000) to be received by Burcon from the Rights Offering will be approximately $5,245,978 and $4,997,978, respectively, in each case assuming full exercise of the Rights. If no Rights are exercised, ITC, E-Concept and I-Global will purchase under the Standby Commitment an aggregate of 930,138 Common Shares for gross proceeds of approximately $2,622,989 and net proceeds of approximately $2,374,989. The maximum net proceeds of approximately $4,997,978 and the minimum net proceeds of approximately $2,374,989 will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon's pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon's intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon's other protein extraction and purification technologies and for general working capital.

Burcon intends to use the net proceeds as detailed in the table hereunder which is based on an estimate prepared by management of Burcon:

	Maximum	Minimum
Research and development	$1,452,323	$690,129
Patent expenses	$1,619,898	$769,760
General and administrative	$1,675,757	$796,303
Capital expenditures	$250,000	$118,797
TOTAL	$4,997,978	$2,374,989

The actual use of the net proceeds of the Rights Offering may vary depending on operational and capital needs and the progress of the research and development programs from time to time. Accordingly, management of Burcon will have discretion in the application of the proceeds of the Rights Offering. Unallocated funds, if any, will be used for general working capital purposes of Burcon.

STATEMENT AS TO RESALE RESTRICTIONS

The Rights being issued hereunder and the Common Shares issuable upon exercise of the Rights are being distributed by the Company pursuant to exemptions from the registration and prospectus requirements under securities legislation of the Eligible Jurisdictions in Canada (the "Qualifying Jurisdictions").

Resale of the Rights and the underlying Common Shares may be subject to restrictions pursuant to applicable securities legislation then in force. Set out below is a general summary of the restrictions governing first trades in the Rights and the underlying Common Shares in the Qualifying Jurisdictions. Additional restrictions apply to "insiders" of the Company and holders of Rights and underlying Common Shares who are "control persons" or the equivalent or who are deemed to be part of what is commonly referred to as a "control block" in respect of the Company for purposes of securities legislation. Each holder is urged to consult his, her or its professional advisors to determine the exact conditions and restrictions applicable to trades of the Rights and the underlying Common Shares.

Generally, the first trade in Rights and the Common Shares issuable upon exercise of the Rights will be exempt from the prospectus requirements of securities legislation in the Qualifying Jurisdictions, if:

(a)	the Company is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(b)	the trade is not a control distribution;

(c)	no unusual effort is made to prepare the market or to create a demand for the Rights or the Common Shares;

(d)	no extraordinary commission or other consideration is paid in respect of such trade; and

(e)	if the selling securityholder is an insider or officer of the Company, the selling securityholder has no reasonable grounds to believe that the Company is in default of securities legislation.

If such conditions have not been met, then the Rights and the Common Shares may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances. As of the date hereof, the Company has been a reporting issuer for more than four months in each of the Qualifying Jurisdictions.

The Company has filed with the SEC in the United States a registration statement on Form F-7 under the U.S. Securities Act (the "Registration Statement") so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act, which is included as part of Form 3. See "How to Exercise the Rights – To Sell or Transfer Rights – Form 3".

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights or the underlying Common Shares should consult with their advisors concerning restrictions on resale, and should not resell their Rights or the underlying Common Shares until they have determined that any such resale is in compliance with the requirements of applicable legislation.

RISK FACTORS

An investment in the Rights or Common Shares is subject to a number of risks. A prospective purchaser of such securities should carefully consider the information and risks faced by the

Company described in this Circular and the documents incorporated by reference including without limitation the risk factors set out under the heading "Risk Factors" in the AIF.

Subscription Price not an Indication of Value

The Subscription Price is $2.82 for each Common Share purchased. The Subscription Price was determined by the Company and does not necessarily bear any relationship to the book value of the Company's assets, past operations, cash flows, losses, financial condition or any other established criteria for value. Shareholders should not consider the Subscription Price as an indication of the Company's value. After the date of this Circular, the Common Shares may trade at prices above or below the Subscription Price.

Decline in the Trading Price May Occur

The trading price of the Common Shares in the future may decline below the Subscription Price. The Company can make no assurance that the Subscription Price will remain below any future trading price for the Common Shares. Future prices of the Common Shares may adjust positively or negatively depending on various factors including the Company's future revenues, the Company's operations, speculation in the trade or business press about the Company's operations, and overall conditions affecting the Company's businesses, economic trends and the securities markets.

No Revocation of Right

Even if the Common Share price declines below the Subscription Price for the Common Shares, resulting in a loss on Subscribers' investments upon the exercise of the Rights, Subscribers may not revoke or change the exercise of Rights after they send in their subscription forms and payment. The Company may, in its sole discretion, extend the Expiry Time in accordance with applicable Canadian securities laws. During any potential extension of time, the Common Share price may decline below the Subscription Price and result in a loss on Subscribers' investments upon the exercise of the Rights. If the Expiry Time is extended after Subscribers send in their subscription forms and payment, Subscribers still may not revoke or change the exercise of Rights.

Participation in the Rights Offering is not Assured; No Interest on Subscription Funds

If a shareholder exercises its Rights, it may not revoke the exercise for any reason unless the Company amends the Rights Offering. If the Company decides to terminate the Rights Offering, the Company will not have any obligation with respect to the Rights except to return any subscription payments, without interest. If the Company terminates the Rights Offering, neither the Company nor the Subscription Agent will have any obligation with respect to the Rights, except to return, without interest, any subscription payments to Subscribers.

Shareholders Need to Act Promptly and Follow Subscription Instructions

Shareholders who desire to purchase Common Shares in this Rights Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent prior to the Expiry Time, and any permitted extension of the Expiry Time. If shareholders fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of Rights by the holder, the Subscription Agent may, depending on the circumstances, reject the subscription or accept it to the extent of the payment received. Neither the Company nor the Subscription Agent undertakes to Subscribers concerning, or will attempt to correct, an incomplete or incorrect subscription form or payment. The Company has the sole discretion to determine whether an exercise of Rights properly follows the subscription procedures.

Immediate Dilutive Effect of Rights Offering

If a shareholder does not elect to exercise or elects to sell his, her or its Rights, the value of the Common Shares currently held by such shareholder may be diluted as a result of the exercise of Rights by other shareholders. In the past, the Company has issued options to acquire Common Shares. To the extent these outstanding options are ultimately exercised, investors in the Rights Offering may incur further dilution.

Loss of Entire Investment

An investment in the Rights or Common Shares is highly speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

CURRENCY

All references herein are to Canadian dollars unless otherwise indicated.

ADDITIONAL INFORMATION

For further information regarding the Company, please refer to the continuous disclosure documents filed by the Company with Canadian securities regulatory authorities at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which the Circular forms a part: (a) the Standby Commitment Agreement; (b) the AIF; (c) the unaudited condensed consolidated interim financial statements of the Company for the six months ended September 30, 2013 and 2012, together with the notes thereto; (d) the management's discussion and analysis of financial condition and results of operations of the Company dated November 13, 2013 for the three and six months ended September 30, 2013 and 2012; (e) the audited consolidated financial statements of the Company for the years ended March 31, 2013 and March 31, 2012, together with the notes thereto and the auditors' report thereon; (f) the management's discussion and analysis of financial condition and results of operations of the Company dated June 25, 2013 for the year ended March 31, 2013; (g) the management proxy circular of the Company dated July 25, 2013 prepared in connection with the annual meeting of shareholders of the Company held on September 11, 2013; (h) the consent of PricewaterhouseCoopers LLP; and (i) powers of attorney.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The exhibits to this registration statement are:

Exhibit	Description
1.1

Standby Commitment Agreement dated February 7, 2014 with ITC Corporation Limited, E-Concept Ltd. and I-Global Ltd. (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on February 7, 2014)

2.1

Annual information form of the Registrant dated June 25, 2013 for the year ended March 31, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant’s annual report on Form 40-F furnished to the Commission on June 26, 2013)

2.2

Unaudited condensed consolidated interim financial statements of the Registrant for the six months ended September 30, 2013 and 2012, together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 13, 2013)

2.3

Management’s discussion and analysis of financial condition and results of operations of the Registrant dated November 13, 2013 for the three and six months ended September 30, 2013 and 2012 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on November 13, 2013)

2.4

Audited consolidated financial statements of the Registrant for the years ended March 31, 2013 and March 31, 2012, together with the notes thereto and the auditors’ report thereon (incorporated by reference to Exhibit 99.2 to the Registrant’s annual report on Form 40-F furnished to the Commission on June 26, 2013)

2.5

Management’s discussion and analysis of financial condition and results of operations of the Registrant dated June 25, 2013 for the year ended March 31, 2013 (incorporated by reference to Exhibit 99.3 to the Registrant’s annual report on Form 40-F furnished to the Commission on June 26, 2013)

2.6

Management proxy circular of the Registrant dated July 25, 2013 prepared in connection with the annual meeting of shareholders of the Registrant held on September 11, 2013 (incorporated by reference to Exhibit 99.4 to the Registrant’s report on Form 6-K furnished to the Commission on July 31, 2013)

3.1	Consent of PricewaterhouseCoopers LLP

4.1	Powers of Attorney (contained on the signature pages of this registration statement)

PART III—CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on February 7, 2014.

BURCON NUTRASCIENCE CORPORATION

By:	(signed) Allan Yap
Chairman of the Board of Directors,
Chief Executive Officer and Director

SIGNATURES AND POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Allan Yap and Jade Cheng as his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

(signed) Allan Yap
Allan Yap	Chairman of the Board of Directors, Chief Executive Officer and Director (Principal Executive Officer)	February 7, 2014

(signed) Jade Cheng
Jade Cheng	Chief Financial Officer (Principal Financial and Accounting Officer)	February 7, 2014

(signed) Rosanna Chau
Rosanna Chau	Director	February 7, 2014

(signed) David Lorne John Tyrrell
David Lorne John Tyrrell	Director	February 7, 2014

(signed) Alan Chan
Alan Chan	Director	February 7, 2014

(signed) Matthew Hall
Matthew Hall	Director	February 7, 2014

(signed) J. Douglas Gilpin
J. Douglas Gilpin	Director	February 7, 2014

(signed) Bradford Allen
Bradford Allen	Director and Authorized Representative in the United States	February 7, 2014

INDEX TO EXHIBITS

Exhibit	Description
1.1

Standby Commitment Agreement dated February 7, 2014 with ITC Corporation Limited, E-Concept Ltd. and I-Global Ltd. (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on February 7, 2014)

2.1

Annual information form of the Registrant dated June 25, 2013 for the year ended March 31, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant’s annual report on Form 40-F furnished to the Commission on June 26, 2013)

2.2

Unaudited condensed consolidated interim financial statements of the Registrant for the six months ended September 30, 2013 and 2012, together with the notes thereto (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on November 13, 2013)

2.3

Management’s discussion and analysis of financial condition and results of operations of the Registrant dated November 13, 2013 for the three and six months ended September 30, 2013 and 2012 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on November 13, 2013)

2.4

Audited consolidated financial statements of the Registrant for the years ended March 31, 2013 and March 31, 2012, together with the notes thereto and the auditors’ report thereon (incorporated by reference to Exhibit 99.2 to the Registrant’s annual report on Form 40-F furnished to the Commission on June 26, 2013)

2.5

Management’s discussion and analysis of financial condition and results of operations of the Registrant dated June 25, 2013 for the year ended March 31, 2013 (incorporated by reference to Exhibit 99.3 to the Registrant’s annual report on Form 40-F furnished to the Commission on June 26, 2013)

2.6

Management proxy circular of the Registrant dated July 25, 2013 prepared in connection with the annual meeting of shareholders of the Registrant held on September 11, 2013 (incorporated by reference to Exhibit 99.4 to the Registrant’s report on Form 6-K furnished to the Commission on July 31, 2013)

3.1	Consent of PricewaterhouseCoopers LLP

4.1	Powers of Attorney (contained on the signature pages of this registration statement)